Exhibit 1

Media Release

Wednesday, 26 March 2008

Group Executive, Consumer Financial Services

Westpac Banking Corporation today announced the appointment of Peter Clare as its new Group Executive, Consumer Financial Services.  Mr Clare will report directly to CEO, Gail Kelly, and will replace Mike Pratt who resigned from Westpac in December 2007.

Prior to joining Westpac, Mr Clare spent six years as a Group Executive for St George Bank, first as the Head of Strategy and more recently as Group Executive Technology and Operations.  Mr Clare has also held a number of senior executive positions at the Commonwealth Bank of Australia.

Westpac CEO, Gail Kelly, said that Mr Clare brings extensive financial services experience including playing a pivotal role in integrating technology with customer service improvements.

“I am delighted Peter is joining Westpac.  Peter is a strong executive who will have a key role in driving customer service across Westpac’s consumer business.  He will bring both innovation and transformation to this important part of the business.

“Peter has an outstanding track record in strategy, operations and general banking and will further strengthen Westpac’s executive team,” Mrs Kelly said.

Mr Clare will commence at Westpac on 27 March 2008.

Ends.

For Further Information

David Lording	Jane Counsel
Westpac Media Relations	Westpac Media Relations
Ph: 02 8253 3510	Ph: 02 8253 3443
Ph: 0419 683 411	Ph: 0416 275 273